Exhibit 10.21

KEY MANAGEMENT SEVERANCE AGREEMENT

This Severance Agreement (the “Agreement”) is made as of December 1, 2008 by and between OWENS CORNING, a Delaware corporation and its subsidiaries (the “Company”), and Stephen K. Krull, an officer of the Company (“Executive”).

WHEREAS the Company desires to provide Executive with certain severance pay and benefits, and to expose Executive to confidential Company information, each in exchange for Executive’s commitment to keep such information confidential and to not engage in competitive activities with the Company for the duration of Executive’s employment and for two years thereafter;

WHEREAS the Compensation Committee of the Board of Directors of the Company (the “Committee”) has approved this Severance Agreement to provide Executive with certain severance pay, benefits and privileges on the termination of Executive’s employment as described below;

NOW THEREFORE, the parties hereto agree as follows:

1.	Company Initiated Termination For Reasons Other than Cause and Unsatisfactory Performance. If the Company terminates Executive’s employment for any reason other than Unsatisfactory Performance or Cause (as defined in paragraphs 10(g) and 10(b), respectively), or Executive voluntarily terminates Executive’s employment under circumstances involving a Constructive Termination, as defined in paragraph 10(d), Executive will be entitled to the following compensation, provided that Executive executes a Release and Non-Competition Agreement satisfactory to the Company:

a.	Severance payment in an amount equal to Base Pay, as defined in paragraph 10(a); and

b.	Separation Incentive Payment, as defined in paragraph 10(e).

2.	Company Initiated Termination For Unsatisfactory Performance. If the Company terminates Executive’s employment for Unsatisfactory Performance, as defined in paragraph 10(g), Executive will be entitled only to the following compensation, provided that Executive executes a Release and Non-Competition Agreement satisfactory to the Company:

a.	Severance payment equal to 50% of Base Pay, as defined in paragraph 10(a); and

b.	Severance payment equal to 50% of a Separation Incentive Payment, as defined in paragraph 10(e).

3.	Company Initiated Termination For Cause. If the Company terminates Executive’s employment for Cause, as defined in paragraph 10(b), Executive will be entitled only to base salary earned and as yet unpaid through the effective date of termination.

4.

Timing of Payments. Compensation payable under paragraphs 1 or 2 above after a Change of Control shall be paid in a lump sum as soon as practicable after termination (no later than the 15th day of the third month following the termination). Compensation payable under paragraphs 1 or 2 above absent a Change of Control will be made through the normal payroll cycle over 24 months. All payments will be made minus applicable withholdings.

5.

Sale of Business. If Executive’s employment ends under circumstances described in paragraph 1 above in connection with the sale by the Company of a subsidiary, business unit, division or facility, payments will be made under this Agreement only if Executive is not offered a position with materially equivalent base salary with the Company or with the new owner of the business (without regard to whether Executive accepts such a position). If Executive receives and accepts a suitable offer from the new owner of the business and is subsequently terminated within one year of the closing date of the sale under circumstances that would result in payment of benefits under this Agreement, Executive will be treated as though he had been terminated by the Company and receive the payments provided for in this Agreement, less any amounts or benefits provided by the new owner in connection with Executive’s termination.

6.	Termination For Other Reasons. If Executive voluntarily terminates employment including by reason of retirement (other than as provided in paragraph 1 above with regard to Constructive Termination), or if Executive’s employment terminates due to death or Permanent Total Disability, Executive shall not be entitled to any benefits under this Agreement.

7.	Continuation of Insurance Benefits. In the event Executive’s employment terminates under the circumstances described in paragraph 1 or 2 of this Agreement, the Company will continue Executive’s participation and coverage for a period of one year or six months, respectively (the “Severance Period”) from Executive’s last day of employment with the Company under the Company’s medical and dental plans, in which Executive is participating immediately prior to such employment termination, subject to the Company’s right to modify the terms of the plans or arrangements providing these benefits. If Executive is employed by another entity during the Severance Period, the Company will immediately become a secondary obligor.

8.	Non-Duplication of Benefits. Any compensation or benefits payable under the terms of this Agreement will be offset and not augmented by other compensation or benefits of the same or similar type payable under local laws of the Executive’s country, any existing plan or agreement of the Company or any other arrangement between Executive and the Company covering the Executive (including, but not limited to, any Company severance policy and the Company’s Annual Incentive Plan). It is intended that this Agreement not duplicate benefits Executive is entitled to under country “redundancy” laws, the Company’s regular severance policy, any related policies, or any other contracts, agreements or arrangements between Executive and the Company.

9.	Term. This Agreement shall be effective from the date hereof throughout Executive’s term of employment as an officer of the Company, but shall expire and be of no effect immediately after the second anniversary of either: (a) a Change of Control or (b) written notice of intent to terminate this Agreement by the Company’s Chief Executive Officer, whichever shall occur first. Executive’s Confidentiality, Non-Solicitation and Non-Competition obligations set forth herein shall survive the termination or expiration of this Agreement, provided however, that if Executive has become entitled to any payments pursuant to this Agreement before such second anniversary which have not been paid by such second anniversary, such payments shall be made pursuant to the terms of this Agreement.

10.	Certain Defined Terms. As used herein, the following terms shall have the following meanings:

a)	“Base Pay” shall mean the greater of two times the annual salary paid to Executive as of the date of termination or the date of a Change of Control, as the case may be, notwithstanding any pay reduction that may be related to a Constructive Termination.

b)	“Cause” shall mean:

1)	Conviction of any felony or failure to contest prosecution of a felony; or

2)	Willful misconduct or dishonesty that is harmful to the Company’s business or reputation; or

3)	Serious violation of the Company’s Business Code of Conduct.

c)	“Change of Control” shall have the same meaning and definition as set forth in the 2006 Stock Plan approved by the shareholders, and is incorporated herein by reference.

d)	“Constructive Termination” shall be deemed to have occurred only if:

1)	Prior to a Change of Control: Executive’s Base Pay is materially reduced without Executive’s written consent; or

2)	On or within a two-year period after a Change of Control: (A) Executive’s Base Pay or annual incentive pay opportunity is materially reduced without Executive’s written consent; (B) Executive is required by the Company to relocate to a new place of business that is more than fifty miles from Executive’s place of business prior to the Change of Control (or the Company mandates a substantial increase in the amount of required business travel); or (C) there is a material adverse change in Executive’s duties or responsibilities in comparison to the duties or responsibilities which Executive had prior to the Change of Control; and

3)	The amount, time and form of any payment on account of the constructive termination must be substantially identical to that which would be paid due to an actual involuntary termination, to the extent such a right exists; and

4)	The Executive is required to notify the Company that one of the constructive termination triggers described above exists within a period not to exceed 90 days of the time Executive becomes aware the trigger first existed and the company has 30 days from such notice to cure any Constructive Termination.

e)	“Separation Incentive Payment” shall equal two times Executive’s Target Incentive Level in the Company’s annual, Corporate Incentive Plan (CIP) immediately prior to termination.

f)	“Target Incentive Level” shall be the greater of: (i) Executive’s annual Base Pay multiplied by Executive’s participation rate under the Company’s Corporate Incentive Plan for the year of termination, or (ii) the payment Executive would have received under such Plan for the year of termination based on projected corporate performance for such year as determined by the Committee in its sole discretion at the time of the Change of Control.

g)	“Unsatisfactory Performance” shall exist if, prior to a Change in Control, Executive continuously fails to substantially satisfy performance expectations as an Executive of the Company, unless within three months after notice has been provided to Executive by the Company, Executive cures such continued failure to perform.

11.	Unpaid Compensation. Regardless of the reason for Executive’s termination of employment, in addition to any benefits that may be payable to Executive hereunder, Executive will be entitled to: (a) base salary earned but unpaid through Executive’s last date of employment; (b) incentive pay as yet unpaid from the prior years and the year of termination, prorated for the period of Executive’s actual employment prior to termination, consistent with applicable plan documents; (c) benefits to which Executive is independently entitled under the terms of the Company’s salaried employee benefit plans and (d) vesting of outstanding equity grants (if any) consistent with the applicable Stock Plan and any grant agreements executed by Executive.

12.	Outplacement Assistance. The Company will arrange outplacement assistance for Executive in cases of terminations described in paragraphs 1 or 2 of this Agreement. Such assistance shall continue for up to one year following Executive’s termination or until such time as suitable employment is attained, whichever is sooner. The Company will identify at least two service providers from which Executive choose one. Outplacement costs incurred in this connection will be borne by the Company, but will not include costs of travel to/from the outplacement firm or in connection with job interviews, etc. In no event will the Company pay Executive cash in lieu of outplacement assistance.

13.	Confidentiality. Consistent with Executive’s preexisting legal and contractual obligations and in exchange for the consideration provided by the Company in this Agreement and for Executive’s continued employment and exposure to confidential information at the Company, Executive agrees to hold in strict confidence and not to use or disclose to any other person any confidential or proprietary information of the Company, including, without limitation, trade secrets, formulas for Company products, production techniques or processes or methods and apparatus for producing any products of the Company, or other non-public information relating to the business, research and development, employees and/or customers of the Company and its subsidiaries and affiliates, except to the extent required by law, or with the written consent of the Company. Executive will, immediately on termination, deliver to the Company all files containing data, correspondence, books, notes, and other written, graphic or computer records and return any samples or other materials under Executive’s control relating to the Company or its subsidiaries or affiliates, regardless of the media in which they are embodied or contained and delete any such information under Executive’s control.

14.	Agreement Not To Compete. In exchange for the consideration provided by the Company in this Agreement as well as Executive’s continued employment and exposure to confidential information at the Company, Executive agrees not to, directly or indirectly, for a period of two years following Executive’s termination of employment, engage or participate in any business that is involved in research or development activities or in the manufacturing or sale of any product or service which competes with any of the Company’s products or services, except with the written consent of the Company. In accordance with paragraphs 1, 2 and 4 of this Agreement, upon resignation or termination, Executive agrees to execute a separate Release and Non-Competition Agreement in a form acceptable to the Company to memorialize this agreement and understands that the failure to do so will not alter the survival of Executive’s non-compete obligation but will render Executive ineligible for any severance pay or other benefits, whether set forth in this Agreement or otherwise.

15.	Agreement Not To Solicit Employees. In exchange for the consideration provided by the Company in this Agreement as well as Executive’s continued employment and exposure to confidential information and employees of the Company, Executive shall not directly or indirectly solicit, induce, recruit or encourage any of the Company’s employees to leave their employment for a period of two years following Executive’s termination or resignation from employment.

16.	Agreement Not To Solicit Customers, Business or Suppliers. In exchange for the consideration provided by the Company in this Agreement as well as Executive’s continued employment and exposure to confidential information, for a period of two years following Executive’s termination or resignation from employment Executive shall not directly or indirectly solicit, divert or take away, or attempt to solicit, divert or take away, any customers, business or suppliers of the Company upon whom Executive called, serviced, or solicited, or with whom Executive became acquainted as a result of Executive’s employment with the Company.

17.	No Disparagement. Executive shall not, at any time during or within two years following Executive’s termination or resignation from employment: (i) make any public disclosures or publish any articles or books about Company, its business or any Company officer or employee, or grant an interview to any representative of the public media, without the prior written consent of the General Counsel, or (ii) publish any statement or make any disclosure about the Company, its business or any Company officer or employee that is disparaging, derogatory or otherwise casts a bad light on Company, its business or any Company officer or employee. The Company will likewise refrain from disparaging Executive.

18.	Employment Relationship. This Agreement reflects the circumstances under which Executive may become entitled to certain severance pay and benefits, and does not alter the employment relationship. Executive may elect to terminate the employment relationship with the Company, with or without cause or notice, and the Company may do the same.

19.	Mutual Release and Indemnity. In the event of Executive’s termination under circumstances described in paragraphs 1 or 2 of this Agreement, the Company agrees to release and discharge Executive from any claim it may then or thereafter have against Executive with respect to employment with the Company (other than with regard to Executive’s obligations under this Agreement), and agrees to indemnify Executive in accordance with its then current policies or practices for active employees for any claims made against Executive by third parties arising out of the proper performance of Executive’s duties as an employee of the Company. In exchange for the consideration provided by the Company in this Agreement, together with the Company’s release and indemnity, Executive agrees to release and discharge the Company, and its subsidiaries, affiliates, officers, directors, employees and agents (the “Released Persons”) from any claim that Executive may then or thereafter have against the Company or such Released Persons (excluding any claim for the compensation, benefits and privileges described herein) arising out of or in connection with Executive’s employment or termination of employment by the Company or any of its subsidiaries or affiliates. On termination, Executive agrees to execute a separate Release and Non-Competition Agreement in a form acceptable to the Company to memorialize this agreement and understands that the failure to do so will render Executive ineligible for any severance pay or benefits, whether set forth in this Agreement or otherwise.

20.	Adequacy. Executive acknowledges and agrees that the restrictions contained in this Agreement are necessary to protect the legitimate interests of the Company, and impose no undue hardship on Executive and Executive further acknowledges and agrees the compensation provided hereunder as being adequate. Executive acknowledges and agrees that a breach or threatened breach of any of the provisions of this Agreement will result in irreparable injury to the Company and that remedies at law are inadequate, and the Company may seek the issuance of a restraining order, preliminary restraining order or injunction which arises or results from, or relates to, directly or indirectly, any violation of this Agreement. Additionally, the Company may proceed at law to obtain such other relief as may be available.

21.	Severability. Whenever possible each provision and term of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or term of this Agreement shall be held to be prohibited by or invalid under such applicable law, then such provision or term shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or affecting in any manner whatsoever the remainder of such provision or term, or the remaining provisions or terms of this Agreement. The parties recognize it is also to their mutual benefit to make certain conforming legal changes, such as those required by Section 409(a) of the Internal Revenue Code, in accordance with paragraph 22 of this Agreement.

22.	Modification and Waiver of Breach. No waiver or modification of this Agreement shall be binding unless it is in writing, signed by the parties hereto. No waiver of a breach hereof shall be deemed to constitute a waiver of a further breach, whether of a similar or dissimilar nature.

23.

Assignment. This Agreement shall be binding upon and inure to the benefit of any successors of the Company. As used herein, “successors” shall include any person, firm, corporation or other business entity which at any time, whether by merger, purchase or otherwise, acquires all or substantially all of the assets or business of the Company. Executive’s agrees that Company may assign or transfer its rights hereunder pursuant to a merger or consolidation in which the Company is not the continuing entity, or a sale, liquidation or other disposition of all or substantially all of the assets of the Company, provided that the assignee or transferee is the successor to all or substantially all of the assets of the Company and assumes the liabilities, obligations and duties of the Company under this Agreement, either contractually or as a matter of law. No rights or obligations of the Executive under this Agreement may be assigned or transferred by the Executive, without the Company’s prior written consent, other than Executive’s rights to compensation and benefits, which may be transferred only by will or operation of law; provided, however that the Executive shall be entitled, to the extent permitted under applicable law or relevant plans, to select and change a beneficiary or beneficiaries to receive any compensation or benefit hereunder following Executive’s death by giving the Company written notice thereof. In the event of the Executive’s death or a judicial determination of Executive’s incompetence, references in this Agreement to the Executive shall be deemed, where appropriate, to refer to Executive’s beneficiary or beneficiaries, estate or other legal representative.

24.	Notice. Any written notice to be given hereunder to Executive may be delivered to Executive personally or shall be deemed to have been given upon deposit thereof in the U.S. mail, certified mail, postage prepaid, addressed to Executive at the address as it shall appear on the records of the Company.

25.	Construction of Agreement. This Agreement is made and entered into in the State of Ohio and shall be construed under the laws of Ohio.

26.	Entire Agreement. This Agreement, consisting of 26 numbered paragraphs and six pages, constitutes the entire understanding between the parties with respect to Executive’s severance pay, benefits and privileges in the event of a termination of Executive’s employment with the Company, superseding all negotiations, prior discussions and agreements, written or oral, concerning said severance arrangements. This Agreement may not be amended except in writing by the parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

OWENS CORNING,

Michael H. Thaman
Chairman of the Board and
Chief Executive Officer

Agreed to and accepted:

/s/ Stephen K. Krull
Stephen K. Krull

Date: 12/2/08